Pimco Global StocksPlus & Income Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on July 19, 2006. Shareholders voted to reelect Paul Belica and Hans W. Kertess and elect David C. Flattum and
R. Peter Sullivan III as trustees as indicated below.
                                                                       Withheld
                                                   Affirmative        Authority
Reelection
Paul Belica  Class I to serve until 2009             6,419,252           74,271
Hans W. Kertess  Class III to serve until 2008       6,428,369           65,154

Election
David C. Flattum  Class III to serve until 2008      6,428,624           64,899
R. Peter Sullivan  Class II to serve until 2007      6,431,180	         62,343

Robert E. Connor and John J. Dalessandro II continue to serve as Trustees.